UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

Hasbro, Inc. [CIK: 46080]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

Available Upon Request

4. Written Material. The following written materials are attached:

Letter to Hasbro Shareholders.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written materials follow)

Open Letter to Hasbro, Inc. (HAS) Shareholders :

May 15, 2024

Dear Fellow HAS Shareholders,

Reference is made to our company's 2024 Proxy Statement, dated April 3, 2024 (the "Proxy Statement"), in connection with the Annual Meeting of Shareholders scheduled to occur on Thursday, May 16, 2024 at 11am EST. For the reasons set forth below, I strongly urge you to vote "AGAINST" legacy stale incumbent Directors Cochran, Gersh, Stoddard and West, all of whom were initially appointed to our Board in 2016 or earlier:

1. "Declining Industry" Admission Means Breakup Should Be Considered : Back in May 2022, when the HAS board of directors was under pressure from an activist proxy campaign waged by Alta Fox Capital ("Alta Fox"), our incumbent Board and management strongly defended HAS's "Brand Blueprint" strategy as follows: "The Brand Blueprint is a winning strategy that has been a long-term success and is the widely emulated business model in the play and entertainment space. Hasbro has shown that its diversified business model and balanced portfolio are strengths, especially during challenging times." [Source: HAS PR 5/16/24, emphasis added]. Indeed, HAS succeeded in defeating Alta Fox's board nominees using precisely this thesis: "Everything we are doing is correct and working; Alta Fox is simply wrong". Yet just a few months after winning the proxy contest, in October 2022, this same Board and management team dumped the "Brand Blueprint" strategy overboard in favor of an entirely new "Blueprint 2.0" strategy, effectively admitting that their prior strategy, which they so stridently defended against Alta Fox's challenge, had failed. ("Guided by a new Blueprint with the consumer as its north star, the Company will focus investment on its most valuable franchises across toys, games, entertainment and licensing" [Source: HAS PR 10/4/22]). Fast forward to 2024 and we find, in Board Chairman's Stoddard's letter at the front of the 2024 Proxy Statement, the following: "Business transformations take time, and 2023 was the year we reset our business. As we navigated a challenging macro-economic environment and a declining industry, we took aggressive steps to sharpen our portfolio focus with the sale of eOne Film and TV, reset our cost base, and reduce our inventory". ISSUE : Since the HAS board "won" the 2022 proxy contest (spending about $12MM in shareholder funds to further its entrenchment, incidentally; see the 2022 Proxy, page 102), HAS's stock price has declined from $92/share to $62/share, or down 33% during a period in which the Standard and Poor's 500 Index has appreciated substantially, mainly in my opinion due to Hasbro's incumbent leadership's manifold operational and capital allocation failures. Yet, despite the clear negative verdict from HAS shareholders, our company still apparently refuses to consider the obvious, namely separating HAS's "declining" business (its legacy consumer segment) from its growing business (its online gaming segment). Why???

2. eOne Fiasco: Two years ago, our Board was staunchly defending the 2019 eOne film and TV acquisition, while admitting that the timing was "unfortunate": "While the timing of our eOne acquisition was unfortunate given the disruptive industry-wide impacts of the COVID-19 pandemic on TV and film production and theatrical distribution, [w]e are on track to achieve our targeted $130 million of synergies from the acquisition. With TV and film production returning to pre-COVID levels, the owned entertainment production capabilities we have in eOne will enable consumers to engage with our iconic brands across the Brand Blueprint." [Source: HAS PR 5/9/22]. See also the following: "eOne is a highly strategic acquisition and, despite delayed returns given pandemic lockdowns, positions the Company to accelerate operational growth and deliver value for shareholders." [Source: HAS PR 5/16/22, emphasis added]; and "eOne is on track and back in action" [Source: HAS Presentation 5/16/22, slide 11]. ISSUE: One year after declaring eOne a "highly strategic acquisition" that would "deliver value for shareholders", our Company turned around and divested the eOne film and TV business at a massive loss , leaving the credibility of the Board and management in shambles. By my calculation, our company has destroyed over $2.2 billion of shareholder capital on this disastrous acquisition to date (2020: $218MM eOne acquisition costs; 2021: $126MM eOne acquisition costs and loss on disposal of eOne Music; 2023: $574MM loss and expenses related to eOne Film and TV sale, plus $296MM of impairments regarding eOne Film and TV, plus another $1010MM impairment of the eOne-purchased PJ Masks brand. Source: 2022 and 2024 Proxy Statements). Note that this figure does not account for any operating losses incurred at eOne between 2019 and 2023.

3. Woeful Recent Financial Performance: Over the past few years, Hasbro's operating performance has fallen off of a veritable cliff. In FY 2021, for example, the company achieved the following results: $6.4B revenues, $1.3B EBITDA, $1.0B operating profit, and $5.23 adjusted EPS [Source: HAS Presentation 5/16/22, slide 20]. In FY 2023, however, these numbers declined drastically to just $5.0B revenue (down 22% versus 2021), $710MM EBITDA (down 29%), $477 operating profit (down 52%), and $2.51 adjusted EPS (down 52%) [Source: 2024 Proxy, page 28]. ISSUE : Hasbro's incumbent Board and management team have collectively overseen (and are responsible for) the complete financial meltdown that has taken place at HAS in recent years, despite their protestations to the contrary that "all is fine". WE NEED FRESH THINKING IN THE BOARD ROOM AND C-SUITE AT OUR COMPANY ASAP! At a bare minimum, this should involve putting all possible strategic alternatives on the table, including the spinoff of Wizards of the Coast as a separately-traded entity.

4. 2022 Investor Day Targets Nowhere In Sight: Our company committed at its October 2022 investor day to the following long-term targets: (A) Mid-single digit revenue CAGR that sets the Company up to achieve $8.5B or greater in revenue; (B) Operating profit growth of 50% over the next three years, with plans to further expand operating profit margin to 20% by 2027; and (C) Operating cash flow of $1B+ annually, accelerating over the period [Source: HAS PR 10/4/22]. HAS is tracking nowhere close to any of the foregoing targets currently. Our company finished 2023 with adjusted operating profit of just $477 million (down 37% versus 2022) and exited Q1 2024 with run rate 2024 adjusted operating profit of about $600MM, run rate 2024 operating cashflow of approximately $710MM and run rate 2024 free cashflow of around $530MM [Source: HAS 2024 Proxy and Q1 2024 10-Q filing, annualizing respective Q1 2024 numbers by multiplying each by 4], a far cry from the targets outlined in clauses (B) and (C) above. ISSUE: Our Board and management appear to lack the ability to accurately predict the future operational performance of the company, and/or are incapable of executing on their vision as outlined above.

5. Underperformance Versus Peers: Hasbro's board issued the following statement almost exactly 2 years ago: "Hasbro generated strong TSR vs. relevant peers in toys and games, gaming and entertainment prior to COVID-19" [Source: HAS PR 5/16/22]. ISSUE: Since May 15, 2019, the total shareholder return (TSR) for Mattel, HAS's most direct peer, is positive 78%, while the TSR for HAS over the same period is minus 21%, meaning our company has underperformed MAT by 99%(!) during the past five years . In our case, insanity is leaving the same people on the board who are principally responsible for this dismal underperformance, namely directors Cochran, Gersh, Stoddard and West.

6. Lack of Insider Buying: ISSUE : Despite a massive decline in the stock price over the past 2 years, no HAS insider has bought stock on the open market since the throes of the Alta Fox proxy fight in May 2022. Why are HAS insiders so hesitant to back management's "Blueprint 2.0" plans with their own money?

7. Flaccid Executive Incentive Compensation Standards: On page 38 of the 2024 Proxy, we find the following: "Mr. Kilpin [new President of Toys, Licensing and Entertainment] had a guarantee to receive 100% of his FY23 target bonus per the terms of his new hire agreement, and Ms. Thomas [outgoing Chief Financial Officer] had a guarantee to receive 100% of her target bonus per the terms of her transitional services agreement." ISSUE: Since when is it appropriate or in HAS shareholders' interest to guarantee 100% annual incentive bonuses to senior executives regardless of financial performance or HAS's share price performance? What is the point of having an annual bonus concept included in a compensation system if it is 100% guaranteed beforehand? Lack of stringent and challenging standards governing the payout of senior executive compensation is yet another problem at Hasbro that clearly needs to be addressed.

FELLOW HAS SHAREHOLDERS, HASBRO IS YOUR COMPANY! PLEASE MAKE YOUR VIEWS ON THE FOREGOING MADE TO HAS MANAGEMENT TODAY . IN ADDITION, PLEASE REMEMBER TO VOTE "AGAINST" STALE DIRECTORS COCHRAN, GERSH, STODDARD AND WEST AT OUR ANNUAL MEETING ON MAY 16th. IF YOU HAVE ALREADY VOTED IN FAVOR OF ANY OF THESE DIRECTORS, THERE IS STILL TIME TODAY TO CHANGE YOUR VOTE. THANK YOU!

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498